Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As independent registered public accountants, we consent to the incorporation by reference in the Registration Statements (No. 333-147801 and 2-80883) on Form S-8 and Registration Statements (No. 33-54104 and 33-29220) on Form S-3 of Old Republic International Corporation of our report dated June 28, 2012, relating to the statements of net assets available for benefits of the Old Republic International Corporation Employees Savings and Stock Ownership Plan as of December 31, 2011, and 2010, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule as of December 31, 2011, which report appears in the December 31, 2011 annual report on Form 11-K of the Old Republic International Corporation Employees Savings and Stock Ownership Plan.

/s/ Mayer Hoffman McCann P.C.

Minneapolis, MN
June 28, 2012